Exhibit 99.105

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES NEW HIGH-GRADE INTERCEPTS, MAJOR
EXTENSION OF MAIN ZONE AND EXPANSION OF RESOURCE BLOCKS AT
TIMMINS MINE

•                 New drilling confirms 400 metre extension to Main Zone down plunge from current bottom of resource modeling at 260 Level, Zone remains open to depth

•                  Intercepts include 6.74 gpt over 17.90m, 5.09 gpt over 13.84m, 3.43 gpt over 21.60m from holes collared on 260 level, 9.84 gpt over 5.00m, 5.25 gpt over 4.50m and 5.45 gpt over 4.10m in drilling from 610 Level.

•                 Drilling above and near west edge of current mining block near 610 Level suggests continuation of high grades towards 525 Level

•                  Intercepts include 15.84 gpt over 6.00m, 11.74 gpt over 15.0m, 10.06 gpt over 9.20m

•                 Drilling below 650 Level continues to confirm additional potential for Ultramafic and Footwall zones near the lower limit for the current mine resource model

•                  650-129 intersected 6.40 gpt over 14.40m and 650-140 intersected 7.15 gpt over 16.0m between 20 and 40 metres below the 650 Level, confirm results from previous Hole 650-079, which intersected 7.52 gpt over 20.30m

•                 High-grade intercepts from final phase of infill drilling between 650 Level and 610 Level in advance of mining include 11.84 gpt over 11.70m, 29.13 gpt over 7.50m, 17.50 gpt over 19.70m, 11.33 gpt over 15.80m.

Toronto, Ontario (November 11, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from an additional 52 holes (6,663 metres) of drilling from the 260, 610 and 650 levels of the Timmins Mine. Of the drilling, 29 holes (4,263 metres) were from the 260 and 610 levels. Intersections near the 260 Level, which is near the lower limit for active mining on the Main Zone and is below the current lower limit for past resource modeling, covered a 100 metre strike length, while drilling on 610 Level confirmed a potential 400 metre down plunge extension of the Main Zone below the 260 Level with the zone remaining open at depth. The results also include the final 23 holes (2,427 metres) of definition drilling for the Ultramafic Zone between the 610 and 650 levels and returned high-grade intercepts in a number of areas, including above and near the west edge of the current mining blocks near the 610 Level.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results are very exciting as they provide a very positive indication that the high grades within the first mining blocks are continuing upwards to the 525 Level and downwards from the 650 Level. They also confirm our belief in the potential to add new resources with extensions of known mineralization and new discoveries on the Timmins Mine Property.”

Significant results from the current drilling include intersections in the down plunge projection of the Main Zone between the 260 Level and the 610 Level. Significant intersections include 6.74 gpt over 17.90m in 260-001, 5.09 gpt over 13.84m in 260-013, 3.43 gpt over 21.60m in 260-008, which were collared on the 260 Level of the surface ramp, as well as 9.84 gpt over 5.00m in 610-001, 5.25 gpt over 4.50m in 610-004 and 5.45 gpt over 4.10m in 610-008, which were collared on the 610 Level.

The new results from the Main zone are significant as they are below the current limit for resource modeling and in the down plunge extension of active mining to the 240 Level where the grade and width of the Main Zone has been steadily increasing with depth. The new intersections near the 260 Level cover a strike length of approximately 100 metres long and up to 60 metres below the 260 Level and contain grades and widths of similar tenor to holes drilled through mining blocks between the 210 and 240 levels. The new intersections from the 610 Level are located approximately 400 metres down plunge of the 260 Level and 90 metres down plunge of past surface holes TG06-58b, which intersected 4.89 gpt over 15.90m, including 26.56 gpt over 1.40m, and TG06-112, which intersected 3.08 gpt over 19.35m, including 42.35 gpt over 1.0m. As with holes intersecting the zone near the 260 Level, the mineralization in holes near the 610 Level appears to be closely associated with a series of quartz veins containing local tourmaline and increased pyrite.

Additional significant intersections from the drilling towards the Ultramafic Zone include 11.84 gpt over 11.70m in 650-132, 29.13 gpt over 7.50m in 650-133, 17.50 gpt over 19.70m in 650-146 and 11.33 gpt over 15.80m in 650-149, which represent the final phase of definition drilling for the Ultramafic Zone between 650 and 610 levels in advance of mining. 650-147 intersected 15.84 gpt over 6.00m, 650-148 intersected 11.74 gpt over 15.0m and 650-150 intersected 10.06 gpt over 9.20m in an area of limited testing located above and near the west edge of the current mining blocks near the 610 Level. In addition, 650-129 intersected 6.40 gpt over 14.40m and 650-140 intersected 7.15 gpt over 16.10m between 20 and 40 metres below the 650 Level near the lower limit for the current mine resource model.

Drilling is continuing at the Timmins Mine with three drills including one drill on the 610 Level, one drill on the 525 Level and one drill on the 260 Level. Three underground drills are also operational at Thunder Creek with one on the 650 Level and two near the 300 Level.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drill program at the Timmins Mine property is Dean Crick, P.Geo. and the QP for resource estimation at Timmins Mine is Bob Kusins, P.Geo. As QPs, they have prepared or supervised the preparation of the scientific or technical information for the property and have verified the data disclosed in this press release. Both QPs are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Samples are obtained from BQTK-sized diamond drill core, with roughly 25% of sampled core being sawn in half and the remaining 75% being whole core sampled. All remaining core materials, including the remaining half of sawn core is retained on site in a secure location. Drill core samples are stored for sample preparation and gold analysis performed by ALS Chemex. ALS Chemex is an ISO 9001-200 registered laboratory, preparing for ISO 17025 certification. Drill core samples are transported in security-sealed bags to ALS Chemex’s Timmins Sample Preparation Facility. Sample preparation is completed in Timmins, and the prepared sample pulps are then transported to ALS Chemex’s analytical laboratory in Vancouver, BC. Gold grades are obtained on all samples via Fire Assay with Atomic Absorption finish, using 50g aliquots. For samples that return a gold content greater than 10 gpt, the sample is re-analyzed via Fire Assay with Gravimetric finish, again using a 50g aliquot.

Additional information regarding exploration and resources at Timmins Mine is set out in the technical report entitled, “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada,” dated October 1, 2009, filed on SEDAR on October 6, 2009 (www.sedar.com).

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision is to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is currently carrying out pre-production development at the Timmins Mine, where it is using both a shaft and ramp to mine the Timmins deposit, and has intersected mineralization underground at the adjacent Thunder Creek deposit, which is being developed using the same infrastructure and as part of the Timmins Mine project. Progress is also being made with an underground advanced exploration program at its Bell Creek Mine, located on the east side of the City of Timmins, which is moving forward to become the Company’s second mining operation in the Timmins Gold Camp. The Company’s wholly owned mill (located on the Bell Creek property) has been refurbished and is currently operating at 2,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in the Timmins Gold Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO
Lake Shore Gold
(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com
Website: www.lsgold.com

650 Level Ultramafic Zone

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
650-129	45.20	47.40	3.19	2.20
	69.80	84.20	6.40	14.40
incl	72.40	76.50	11.66	4.10
incl	82.60	84.20	12.36	1.60
	85.70	90.00	4.07	4.30
	148.10	149.60	8.30	1.50
650-131	2.90	7.90	4.58	5.00	UM1
	45.40	49.30	5.26	3.90	FW
650-132	3.30	13.40	4.41	10.10	UM1
	29.70	41.40	11.84	11.70	Upper Fw
650-133	1.00	8.50	29.13	7.50	UM1
	31.30	35.40	14.58	4.10	Upper FW
650-134	13.20	16.70	11.40	3.50
	40.90	48.20	2.90	7.30
650-135	4.40	9.60	4.63	5.20
	13.50	15.60	3.89	2.10
	47.10	49.00	7.05	1.90
650-136	11.20	14.90	10.41	3.70
	37.20	40.40	3.39	3.20
650-137	0.90	4.00	7.70	3.10
	51.60	52.20	16.45	0.60
	72.90	79.00	4.58	6.10
including	72.90	75.00	9.23	2.10
	83.60	89.70	5.44	6.10
650-138	32.00	34.90	4.47	2.90
650-139	4.00	5.80	8.39	1.80
650-140	46.00	62.10	7.51	16.10
Including	58.70	62.10	20.06	3.40
650-141	0.00	5.20	5.25	5.20
650-142	65.40	80.00	3.41	14.60
including	71.50	78.00	5.27	6.50
650-146	31.30	51.00	17.50	19.70
including	38.00	50.00	22.96	12.00
including	46.60	47.20	129.00	0.60
	58.50	60.00	9.68	1.50
650-147	41.00	47.00	15.84	6.00	UM1
	54.70	61.00	2.53	6.30
650-148	46.00	61.00	11.74	15.00	UM1
including	47.00	52.30	20.13	5.30
including	57.80	60.20	18.57	2.40
650-149	32.00	47.80	11.33	15.80	UM1
including	38.30	39.60	32.50	1.30
650-150	41.00	50.20	10.06	9.20	UM1
including	43.60	45.20	34.02	1.60
650-152	48.10	60.70	3.85	12.60	UM1
including	48.10	53.20	5.57	5.10

Main Zone (260 Level, 610 Level)

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
260-001	84.10	102.00	6.70	17.90
including	97.50	102.00	11.44	4.50
260-003	108.80	110.70	25.00	1.90
including	109.40	109.70	108.68	0.30
	117.00	118.00	7.29	1.00
	126.20	129.80	5.04	3.60
260-005	131.60	137.10	3.08	5.50
260-006	101.00	106.50	1.96	5.50
	107.90	112.00	3.57	4.10
260-007	75.10	77.50	4.96	2.40
	123.90	126.40	7.90	2.50
including	125.10	125.40	60.13	0.30
	137.40	138.20	11.17	0.80
260-008	89.40	92.40	5.70	3.00
	105.00	126.60	3.43	21.60
260-009	115.30	120.00	6.72	4.70
260-010	95.60	96.40	10.15	0.80
260-011	117.20	118.20	5.31	1.00
	136.40	143.10	3.78	6.70
including	136.40	137.40	15.53	1.00
260-012	100.80	105.40	3.50	4.60
260-013	105.18	119.02	5.09	13.84
including	105.18	105.85	37.63	0.67
610-001	55.40	58.40	3.30	3.00
	62.40	67.40	9.84	5.00
including	65.10	65.40	118.50	0.30
610-004	49.90	54.40	5.25	4.50
610-006	123.20	125.70	1.44	2.50
610-008	50.4	54.5	5.45	4.10
including	50.4	51.4	15.4	1.00

Notes:

(1)                     260-002 incomplete, 650-143, 650-144 and 650-145 never drilled, 650-151 assays pending, 610-002, 610-003, 610-005, 610-007, 610-009 and 610-010 low grade results, 650-130 and 650-153a low grade results

(2)                     True widths are not reported at this time

(3)                     Assays reported are uncut

Figure 1. Level Plan

4400
4500
4600
4700
4800
4900
8000
7800
N
OPEN
260-001
6.70/17.90
260-008
3.54 /20.60
260-013
5.09 /13.84
TG06-112
3.08 /19.35
incl. 42.35 /1.00
TG06-58b
4.89 /15.90
and incl. 26.56 1.40
610-001
9.47 /5.00
NEW POTENTIAL FOR
MAIN ZONE
650 TO 260 LEVELS
650-133
29.13 /7.50
14.58 /4.10
610-008
5.45 /4.10
650-140
7.51 /16.10
650-132
11.84 /11.70
4.41 /10.10
610-004
5.24 /4.50
630-610
Ramp
650-150
10.06 /9.20
UM1A
UM1
650-149
11.33 /15.80
650-129
6.40 /14.40
incl. 11.66 /4.10
650-152
3.85 /12.60
650-147
15.84 /6.00
650-14
11.74 /15.00
650-146
17.50 /19.70
Legend
2010 Mining Blocks
2010 Phase 2 Mining Blocks
Main Zone at 610 Elev
UM Zone at 610 Elev
FW
Main Zone at 290 Level (Projected on Dip from 260 Level)
Drill Intercept Below 650 Level
Composites:
gpt Au over meters
Red indicates New drill intercepts
Black indicates previous drill
intercepts near 510 Level
Timmins Mine
650 Level
Shaft
0
25
50
100
Meters
LAKE SHORE
GOLD CORP.
TIMMINS MINE
650 LEVELPLAN
Date: November, 2010 Name:
File: 650levelplan_oct_2010_expanded.mxd

Figure 2. Long Section

4500
4600
4700
4800
9400
9300
525 Level
610 Sub Level
630 Sub Level
650 Level
630 Sub Level
UM1
UM1A
Shaft
650-148
11.74 /15.00
650-147
15.84 /6.00
650-152
3.85 /12.60
650-150
10.06 /9.20
650-146
17.50 /19.70
650-149
11.33 /15.80
650-125
61.35 /15.00
650-140
7.51 /16.10
650-132
11.84 /11.70
650-133
29.13 /7.50
650-129
6.40 /14.40
incl. 11.66 /4.10
650-127
13.55 /50.80
Shaft Bottom 712.5 Level
(120m south of longsection)
Composites:
gpt Au over Meters
Legend
gpt Au X m
<3
3-20
20-40
40-80
>80
UM1 Zone Updated Resource Model
dummy
color
UM South Updated Resource Model
Possible New Resource Limit
Proposed HW drifts
2010 Mining Blocks
0
20
40
80
Meters
LAKE SHORE
GOLD CORP.
TIMMINS MINE
LONGITUDINAL SECTION
LOOKING NORTH
Date: November, 2010
Name:
File: tw_ls_oct_2010.mxd